Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

June 26, 2020

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company
Separate Account VA B
Form N-4 (File No. 333-238763)
Accession No. 0001193125-20-155152

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Form N-4 (File No. 333-238765)
Accession No. 0001193125-20-155166

Mr. Cowan:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (the “Registrants”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrants’ Registration Statements on Form N-4 (Files No. 333-238763 and 333-238765) filed with the Commission on May 29, 2020 (together with all exhibits and subsequent amendments thereto, the “Registration Statement”), with such withdrawal to be effective as of the date hereof.

The Registrants believe that withdrawal of the Registration Statements is consistent with the public interest and the protection of investors. The Registrants request the withdrawal of the Registration Statements because the Registrants have decided not to proceed with the offering at this time. The Registrants confirm that no securities have been issued or will be issued or sold under the Registration Statements.

If the Commission has any questions or requires any additional information with respect to this application for withdrawal, please contact the undersigned at (720) 448-7884.

Sincerely,

Transamerica Life Insurance Company Transamerica Financial Life Insurance Company

/s/ Brian Stallworth
Brian Stallworth Senior Counsel